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LETTER TO IRI SHAREHOLDERS FROM GINGKO ACQUISITION CORP.

September 8, 2003

Dear Shareholder:

Today Gingko Acquisition Corp. commenced a new tender offer for all of the outstanding shares of Information Resources Inc. ("IRI") for $3.30 per share in cash plus a registered and tradable Contingent Value Right ("CVR"). The CVR will entitle IRI shareholders to a portion of any proceeds from IRI's antitrust litigation against ACNielsen and others. The transaction is fully financed and the tender offer has no financing conditions. It's important for you to know that this offer was unanimously approved and recommended by your Board of Directors. Gingko and IRI have also terminated their previous merger agreement, and Gingko has terminated its prior tender offer.

We listened over the past few weeks to IRI shareholders and found that the issue of a registered and freely tradable CVR was very important, particularly to institutional holders. In addition, many IRI shareholders saw significant potential upside in the lawsuit. We believe that this new and improved offer provides IRI shareholders with enhanced value for their investment. Our new tender offer and merger agreement includes the following terms:

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  First, the CVRs will now be registered and tradable. Upon completion of the transaction, the registered CVRs will be freely tradable by all unaffiliated holders and are expected to be listed on the NASDAQ National Market System trading under the ticker symbol "IRICVR"; and

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  Second, IRI shareholders are entitled to an increased percentage of lawsuit proceeds above $200 million. Under the new agreement, subject to adjustments for taxes, contingencies and certain other items, the CVRs will entitle tendering IRI shareholders to 60% of any potential ACNielsen antitrust lawsuit proceeds up to $200 million, and 75% of proceeds above $200 million. In addition, our offer provides specific security for the effective prosecution of the lawsuit by providing $10 million in cash (equivalent to an additional $0.35 per share, approximately) to fund IRI's antitrust lawsuit against ACNielsen and others.

We have also reduced the number of shares required for us to complete the tender to 16 million shares, or approximately 53% of the company's total outstanding shares.

We are a very disciplined buyer, and we believe that, not only is this new offer extremely attractive, it is a full offer. The purpose of this letter is to explain our reasons for this belief, to discuss some of the challenges that the company faces and to clear up some misconceptions about this deal.

1.
Your Board concluded that our offer was the best offer received by the company in an exhaustive process in which a wide range of strategic alternatives were considered. We understand that William Blair conducted an exhaustive process in which 85 firms were contacted to bid on IRI's business. As part of this process, the Board considered a number of strategic alternatives, including remaining independent and engaging in further restructuring activities, seeking additional funds in the capital markets or through private investment, joint ventures, partnerships, selling some of the assets or businesses of the company, or selling the entire enterprise. At the conclusion of this comprehensive review, the IRI Board determined that our offer was superior to all other offers and alternatives.

2.
The IRI Board has not received any superior offers since our first merger agreement announced on June 29, 2003. This is strong validation of the superiority of Gingko's offer and of the IRI Board's position in recommending that you accept our tender offer.

3.
We are paying a large premium for IRI's business largely because our interest is strategic. Our offer is extremely attractive and fully priced because it represents a 112% premium to IRI's closing stock price on April 29, 2003 of $1.56, the day before positive developments in the antitrust litigation were announced. Our offer therefore enables shareholders to lock in these recent gains that followed the lawsuit developments, receive registered, tradable CVRs representing 60% of the proceeds of the ACNielsen lawsuit below $200 million and 75% above $200 million (subject to certain adjustments) and have the assurance of $10 million in funding for this lawsuit.

4.
The offer also represents an extraordinary multiple of IRI's historical and projected EBIT. Given the company's historical and continuing high level of capital expenditures, we believe that EBIT is the most appropriate way to measure IRI's operating cash flow performance, not EBITDA. Specifically, IRI had negative EBIT in 2002, and it has recently reduced its EBIT projections to $1 million to $4 million for 2003 and $4 million to $14 million for 2004.

5.
This offer is also attractive because it represents a multiple of more than 2X tangible book value, which is only about $40 million as of June 30, 2003. While IRI capitalizes its data costs, thereby creating intangible book value, this is largely a historical artifact and, although it is an accepted practice, it is likely that we will not continue to capitalize these costs after this merger is completed. As with software companies, which have largely stopped capitalizing software and now treat software development costs as an operating expense required to create revenue, just like personnel and other operating expenses, we think of IRI's data development costs similarly as an expense required to produce revenue.

  We would not have made an offer at this price and these premiums for the business by itself, given all of the business challenges that we believe IRI faces, coupled with its historical and projected financial performance. Our offer is based on a package that includes the business, our portion of the lawsuit, and strategy considerations that are described below.

6.
Our revised offer represents a significant improvement relative to our previous offer. Shareholders told us that the registration and tradability of the CVRs and the capture of additional upside from the lawsuit were critical issues, and we were willing to address these issues. We have now agreed to register and make tradable the CVRs for shareholders, and to give CVR holders 60% of the lawsuit proceeds up to $200 million and 75% in excess of $200 million (in each case, subject to certain adjustments). We believe that this offer fairly values the company in light of the challenges facing IRI's business and the uncertainty concerning the timing and outcome of the litigation.

7.
While we believe that the lawsuit has considerable merit, there may be a long road from now until the lawsuit is resolved, and the ultimate outcome is uncertain. Evidence from government hearings in Europe and Canada, as well as our own analysis of IRI, leads us to conclude that anticompetitive activity by ACNielsen (which is alleged in IRI's lawsuit) has been a substantial factor in IRI's current business condition. But, as we all know, simply because IRI has been harmed does not mean that the company will prevail and be fairly compensated for its damages and, if it is compensated, whether that compensation will be significant or occur in any meaningful timeframe.

8.
We believe that IRI faces a number of challenges on a standalone basis.

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IRI's U.S. Retail Tracking business is in a declining market. The Company's U.S. Retail Tracking business accounts for approximately 75% of IRI's total U.S. revenue and has been declining at an annual rate of 3% to 5% (or $10 million to $15 million) since 2001. Additionally, beginning this fiscal quarter, IRI will lose much of its revenue from Procter & Gamble (P&G), a customer that has represented approximately $40 million in annual revenue in recent years.

    We believe that both IRI and ACNielsen are challenged in this business because they are forced to rely on retailers as their primary source of data. Increasingly, retailers in some of the fastest growing retail segments, including Wal-Mart and some specialty channels, do not share data with IRI or ACNielsen. We believe that this lack of complete retailer information reduces the value of IRI's and ACNielsen's retail tracking data to consumer package goods (CPG) manufacturers and may contribute to the ongoing pricing pressure in this part of IRI's and ACNielsen's businesses. In addition, the total cost of acquiring data has been increasing over the last three years. This leaves IRI with further increasing costs in the face of reduced margins.

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  IRI's European business is challenging. In IRI's European Retail Tracking business, which represents about one quarter of IRI's total revenue, overall growth has been flat (in local currency terms). Germany continues to lose money, and IRI expects it to do so for some years to come. While smaller markets like Greece and Spain have some growth potential, growth in such small markets is unlikely to make up for flat or declining revenue in the larger overseas market.

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  IRI's revenue trends and evolving business mix appear to have adversely impacted the overall profitability of IRI's business. IRI's U.S. Retail Tracking business has been declining 3% to 5% annually in recent periods, while the company's Analytics, Panel and Testing businesses have been growing at 7% to 10% in recent periods. Because of the relative size of the U.S. Retail Tracking and the Analytics, Panel and Testing businesses of the company, growth in Analytics, Panel and Testing can only make up for some (but likely not all) of the lost revenue from the shrinking Retail Tracking business. However, it is the negative impact of this business shift on profitability that we view as far more significant. The U.S. Retail Tracking business has a very high fixed cost structure, as exemplified by the fact that IRI spends approximately $80 million annually on U.S. data acquisition costs, and it requires some 700 to 800 employees to process these vast amounts of data for its U.S. CPG customers. As a result, while the incremental profit margin on every new dollar of Retail Tracking revenue is high, the incremental loss from every lost dollar of revenue is similarly high. Given the high fixed cost nature of this business, as revenue decreases, it is difficult to lower costs commensurately, placing further pressure on profit margins. Furthermore, because the Analytics, Panel and Testing businesses earn a lower incremental margin than the Retail Tracking business, every dollar of revenue in the Retail Tracking business that is replaced by a dollar of revenue in the Analytics, Panel and Testing businesses results in lost profit to IRI.

    IRI has made a number of efforts to compensate for the decline in U.S. Retail Tracking revenue and profit, including lowering U.S. headcount by more than 25% over the past four years. However, IRI has been unable to produce meaningful profits and free cash flow for shareholders during this period, and we believe that at some point the company's ability on a stand-alone basis to further reduce its expense structure, while still providing an attractive return to shareholders, is limited.

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  Starting this quarter the loss of much of the P&G business, is likely to have a big negative impact on EBIT. As has been disclosed, P&G's U.S. business represented approximately $40 million in annual revenue for IRI, of which approximately half was Retail Tracking and the balance Analytics, Panel and Testing. We understand from IRI that all of the Retail Tracking revenue and some of the Analytics, Panel and Testing revenue disappeared as of July 2003. To make up for the loss of profit from the Retail Tracking revenue from P&G alone, we estimate that, without any other cost reduction or growth initiatives, IRI's overall Analytics, Panel and Testing businesses would need to grow by about 30% in 2004 in order for the company to simply replace this lost profit, as compared to the actual growth rate for the Analytics, Panel and Testing of only 7% to 10% in recent periods. As a result, the negative impact on EBIT likely to be significant.

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  IRI needs to continue to make significant investments to satisfy clients and remain competitive. Over the last three years, IRI has invested approximately $54 million in capital expenditures, the great majority of which was used presumably to support the processing of data for its declining Retail Tracking revenue base. In addition to this historical level of investment, as IRI has itself acknowledged, we believe that IRI will need to continue making further incremental investment in its technology infrastructure and in the development of additional data sources in order to meet growing customer demands for faster delivery cycles and coverage of additional retail channels. The company is also under customer pressure to invest more in its software products and solutions. These pressures come at a time when the company also needs to fund the prosecution of its lawsuit against ACNielsen. While IRI expects that it will have sufficient funds to address its client needs, there may be little left over to improve shareholder returns.

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  IRI's recent downward revision of its projections for 2003 and 2004 versus the projections provided in the previous tender offer documents dated July 14 may be a reflection of these trends. Some shareholders have suggested that given the company's projections in the original tender offer documents ($10.1 million of EBIT and $19.5 million for 2003 and 2004 respectively), IRI appeared to be turning the corner. However IRI's most recent projections for 2003 are $1 million to $4 million, and $4 million to $14 million for 2004. In light of these projections, do you really think that the business is turning the corner?

9.
Symphony's interest in IRI is strategic, not purely financial. Our offer is based on a package that includes the business, our portion of the lawsuit, and strategic considerations. From a strategic perspective, we have investments and experience in businesses related to IRI and believe that we can leverage IRI's expertise in the consumer packaged goods manufacturer and retailer markets to help us introduce new software and analytic products and services to the industry that will represent a strategic advantage for IRI clients. Our offer reflects an expectation that IRI may be a good distribution channel for some of our portfolio companies. In particular, SymphonyRPM, one of our portfolio companies, has developed a new generation of enterprise solutions focusing on improving business performance in CPG and retail companies. Our plan is to bring in a new CEO to drive this new strategy. Also, as we are still finalizing this strategy, we have not made any agreements with any executives or other employees of IRI.

  Prior to making our offer for IRI, we identified several other possible acquisitions that would provide distribution channels and existing customer bases for this new class of solutions and those other strategic alternatives continue to be available for us.

We hope that you will conclude, just as your Board has recommended, that locking in your recent gains by accepting $3.30 per share in cash today plus also preserving a significant percentage of the proceeds of the lawsuit, and having the assurance of $10 million to fund the lawsuit, is the best alternative available to you, particularly given the challenges facing IRI on the road ahead.

Sincerely,
Romesh Wadhwani
Managing Partner
Symphony Technology Group, on behalf of Gingko Acquisition Corp.

For more information, please contact the Information Agent for the offer, MacKenzie Partners, Inc. at 800-322-2885 or 212-929-5500, attn: Dan Burch, Bob Marese or Charles Koons.

Certain Additional Information for Stockholders

Gingko is making the solicitation and New Offer to buy IRI common stock pursuant to a new Offer to Purchase (together with the related materials, including, but not limited to the Registration Statement on Form S-4 (and the prospectus included therein), the "Offer to Purchase") that Gingko filed on September 8, 2003 with the Securities and Exchange Commission (the "SEC"). Stockholders should read the Offer to Purchase carefully because those documents contain important information, including the terms and conditions of the New Offer. Stockholders can obtain the Offer to Purchase at no cost from the SEC's website at www.sec.gov or from MacKenzie Partners, the Information Agent for the New Offer.

This document contains certain forward-looking statements about IRI, Gingko and/or the ACNielsen lawsuit and the CVRs. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", and similar expressions as they relate to the Company, Gingko, the management of either such company, the transaction, the ACNielsen lawsuit or the CVRs are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of IRI, Gingko, and Symphony including: the impact of general economic conditions in regions in which the Company currently does business, industry conditions, including competition, data availability and cost and the ability to renew existing customer contracts and relationships; fluctuations in exchange rates and currency values; capital expenditure requirements; legislative or regulatory requirements, interest rates; access to capital markets; and the timing of and any value to be received in connection with the ACNielsen lawsuit and the CVRs. The actual results or performance by IRI or Gingko, and the actual proceeds (if any) to be received by the Company in respect of the ACNielsen lawsuit or the CVRs, could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of IRI or Gingko or the outcome of the ACNielsen lawsuit or the proceeds to be received in respect of the CVRs.

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LETTER TO IRI SHAREHOLDERS FROM GINGKO ACQUISITION CORP.